April 11, 2025

Bill Roegge
Partner
Cooley LLP
55 Hudson Yards
New York, New York 10001

       Re: DYNAVAX TECHNOLOGIES CORP
           PREC14A filed April 3, 2025
           SEC File No. 1-34207
Dear Bill Roegge:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed April 3, 2025
Proposal 1. Election of Directors, page 15

1.     Please revise the biographical information for each of Board Nominees
Lauren
       Silvernail and Emilio Emini to cover each individual   s business
experience for the
       past five years. Refer to Item 7(a) of Schedule 14A and Item 401(e) of Regulation S-
       K. By way of example only, we note that you have not included disclosure regarding
       Ms. Silvernail's principal occupations and employment, if any, from May 2022 until her appointment to the Board in February 2025.
 April 11, 2025
Page 2




        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions